

November 28, 2011

Via E-mail
Mr. Min Zhao
Chief Executive Officer and Chief Financial Officer
Green Planet Bioengineering Co. Limited
19950 West Country Club Drive, Suite 100,
Aventura, FL 33180

Re: Green Planet Bioengineering Co. Limited
Item 4.01 Form 8-K
Filed November 22, 2011
File No. 000-52622

Dear Mr. Zhao:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant.

1. Please amend your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2010 and subsequent interim period through the date of the dismissal there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-K. You should specify the "interim period" as the "interim period through November 18, 2011," which you designate as the date of dismissal.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Jewett, Schwartz, Wolfe and Associates, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief